RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America




05009462

SUPPL

28 June 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing the appointment of Mr Thomas Lindemann to the board of Richemont SA. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Sufl
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

dlw 7/6

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

28 JUNE 2005

APPOINTMENT TO THE BOARD OF RICHEMONT SA

Richemont, is pleased to announce the appointment of Mr Thomas Lindemann, Group Human Resources Director, to the Board of Richemont SA, Luxembourg – the Group's Management board.

Mr Lindemann joined the Group's Montblanc subsidiary in 1998 as Human Resources Director. He assumed the role of Director of Human Resources for Richemont Northern Europe in 2002 and was appointed Group Human Resources Director for Richemont in April 2005. Aged 42, he is a German national.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.3 per cent interest in British American Tobacco.

Further enquiries: Mr Alan Grieve
Director of Corporate Communications

Tel. +41 22 715 3736

Analysts' inquiries: Ms Sophie Cagnard-Fabrici
Head of Investor Relations

Tel. +33 1 5818 2597